SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces agreement with Halliburton on Barracuda-Caratinga Project

(Rio de Janeiro, April 19, 2004). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has reached a preliminary and non-binding agreement (the Agreement) with Halliburton and its KBR subsidiary that will resolve the pending issues between them regarding the Barracuda and Caratinga project (the Project).

As announced on June 20, 2003, and subsequently signed on October 31, 2003, after all necessary approvals had been obtained, Petrobras, on behalf of the special purpose company, created to develop the Project - Barracuda and Caratinga Leasing Company BV (BCLC) - entered into an amendment to the existing construction contracts that partially solved the pending issues between itself, BCLC, Halliburton and its KBR subsidiary (the Parties) and directed that those not settled to be solved under arbitration according to the United Nations Commission on International Trade Law (UNCITRAL) rules.

After further extensive negotiations, the Parties have reached the Agreement with the purpose of solving all still remaining outstanding issues. The terms and conditions of the Agreement are subject to the project lenders approval and final agreement. Negotiations amongst all parties are already under way, aiming to amend existing documents in the coming months.

The Agreement covers compensation for KBR, for some additional work, and sets new milestones and liquidated damages, aiming at creating the best and most certain conditions for the conclusion of the works to allow the vessels to sail-away on August 1, 2004 (Barracuda) and September 28, 2004 (Caratinga), so that the first oils may flow by Oct 10/2004 and December 6, 2004 for Barracuda and Caratinga, respectively.

Both production units are already in Brazil being converted at the Mauá-Jurong Shipyard in Niteroi (P-43) and at the BrasFELS Shipyard in Angra dos Reis (P-48), and are in an advanced stage of completion (approximately 90%).

Successful implementation of the Agreement will mean that the anticipated arbitration for solving the pending issues will no longer be required. Nevertheless if the Agreement for any reason cannot be implemented, the arbitration procedures will have to take place. In this case Petrobras understands it will be a long process until final resolution is achieved of all pending issues, but is strongly confident in its arguments to defend its interests.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.